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                        August 29, 2023

       Edward Sturchio
       General Counsel
       Immatics N.V.
       2130 W. Holcombe Blvd., Suite 900
       Houston, Texas 77030

                                                        Re: Immatics N.V.
                                                            Registration
Statement on Form F-3
                                                            Filed August 25,
2023
                                                            File No. 333-274218

       Dear Edward Sturchio:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Yasin Keshvargar